February 24, 2020

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

       Re: Accolade, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted February 13, 2020
           CIK No. 1481646

Dear Mr. Singh:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.
 Rajeev Singh
FirstName Inc.
Accolade, LastNameRajeev Singh
Comapany NameAccolade, Inc.
February 24, 2020
Page 2
February 24, 2020 Page 2
FirstName LastName
Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
Comparison of Nine Months Ended November 30, 2018 and 2019, page 86

1. For the nine months ended November 30, 2018 and 2019, you disclose on page 82 the gross margin increased from 28.1% to 41.3%, respectively, and on page 86 cost of revenue as a percent of revenue decreased from 72% to 59%, respectively. Please include an analysis of the significant changes in these ratios and any trend information associated with them. Refer to the last sentence of Item 303(b) (and applicable instructions thereto) and all of Item 303(b)(2) of Regulation S-K for guidance. Liquidity and Capital Resources
Cash Flows
Operating Activities, page 94

2. You disclose timing affects payments from customers as well as deferred revenue as the reason for the increase in net cash used for the nine months ended November 2019 from nine months ended November 2018. Please expand to discuss the underlying factors impacting the timing. For example, discuss whether collections from customers are taking longer or are less than expected and the reason why. In regard to deferred revenue, explain why timing is the reason for the variance. Refer to section IV.B.1 of SEC Release
         No. 33-8350 for guidance.
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services